Exhibit 99.1

Progressive Waste Solutions Ltd.

MD&A for the three months ended March 31, 2013

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring expertise, labour and capital resources.  Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill volumes on the basis of tipping fees, geographic location and environmental practices.  The North American non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States (“U.S.”), which we believe will continue.

This industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste (“waste”) at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste, including household and yard waste.  Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste.  The principal services offered in this industry are summarized below.

Collection.  Collection of waste is from commercial, industrial and residential customers.  Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider.  Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large roll-off containers placed at manufacturing businesses or construction and demolition (“C&D”) sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners’ associations, apartment building owners or similar groups.  Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

Transfer Stations.  Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site.  Waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal or recycling facilities.  This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities.  Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites.  Transfer stations can handle waste received from commercial and residential collection operations and most industrial waste.  Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

Landfills.  Landfills are the primary waste disposal facility for all types of waste.  Landfills are designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations.  These regulations also dictate the type of waste that may be received by the landfill.  Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

Recycling.  Recovery and recycling involve operations in which certain types of waste material, including wood, paper, cardboard, plastic, glass, aluminum and other metals, are sorted, processed and resold.  After processing and sorting, purchasers of this material generally pay a market price.  Waste for which there is no market is shipped to a disposal facility, typically a landfill.

Corporate Overview

As one of North America’s largest full-service waste management companies, we provide waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and in six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

Our Canadian business operates under the Progressive Waste Solutions, BFI Canada and WSI brand names.  We believe we are one of Canada’s two largest waste management companies providing vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

Our operating philosophy is focused on developing strong collection operations and market share in dense, urban markets.  We believe that collection density provides us flexibility to pursue various strategies to drive revenue growth, margin expansion and cash flow generation.  Our collection operations are supported by our extensive asset footprint, which include transfer stations, landfills and material recovery facilities (“MRFs”).  The integration of our collection operations with our transfer and disposal assets enhances the operating leverage in our business model.  Our ability to internalize a significant portion of the waste we collect augments our margin profile and the positioning of our local market operations.  We focus on markets where we can implement our operational philosophy to optimize return on assets and invested capital and drive additional growth and profitability.

We benefit from our longstanding relationships with many of our commercial, industrial and residential customers, which provides a high degree of stability to our business.  The majority of our revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years.  These contracts provide us with visible, recurring revenue and typically provide us with the ability to make annual indexed fee adjustments and the ability to pass through fuel, disposal, transportation and other surcharges to mitigate increasing expenses.  Many of our contracts with commercial and industrial customers automatically renew on expiry of their then current term.

We are highly focused on tracking productivity-based operating metrics and managing our business to optimize returns against our asset base.  We believe that improving asset utilization drives growth and profitability.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three months ended March 31, 2013 prepared with all available information up to and including April 30, 2013.  All amounts are reported in U.S. dollars, unless otherwise stated, and prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our condensed consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the three months ended March 31, 2012 and our consolidated financial statements for the years ended December 31, 2012 and December 31, 2011, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces foreign currency fluctuations in our reported amounts because our complement of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2013			2012
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$1.0051		$1.0006
March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988

FX Impact on Consolidated Results

The following table has been prepared to assist readers in assessing the FX impact on selected results for the three months ended March 31, 2013.

				Three months ended
	March 31, 2012	March 31, 2013	March 31, 2013	March 31, 2013	March 31, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$438,275	$49,660	$487,935	$(1,375)	$486,560
Operating expenses	265,341	32,289	297,630	(742)	296,888
Selling, general and administration	59,292	717	60,009	(193)	59,816
Amortization	63,654	7,847	71,501	(202)	71,299
Net gain on sale of capital assets	(384)	(236)	(620)	3	(617)
Operating income	50,372	9,043	59,415	(241)	59,174
Interest on long-term debt	14,264	1,085	15,349	(106)	15,243
Net foreign exchange loss (gain)	7	(8)	(1)	—	(1)
Net gain on financial instruments	(545)	(1,725)	(2,270)	5	(2,265)
Other expense	53	(53)	—	—	—
Income before net income tax expense and net loss from equity accounted investee	36,593	9,744	46,337	(140)	46,197
Net income tax expense	14,520	2,350	16,870	(47)	16,823
Net loss from equity accounted investee	4	29	33	—	33
Net income	$22,069	$7,365	$29,434	$(93)	$29,341

Adjusted EBITDA(A)	$116,308	$13,180	$129,488	$(437)	$129,051
Adjusted EBITA(A)	$65,582	$7,797	$73,379	$(267)	$73,112
Adjusted operating income or adjusted operating EBIT(A)	$53,038	$5,569	$58,607	$(238)	$58,369
Adjusted net income(A)	$24,066	$3,116	$27,182	$(85)	$27,097
Free cash flow(B)	$43,711	$1,087	$44,798	$58	$44,856

Review of Operations - For the three months ended March 31, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Three months ended
	March 31
	2013	2012	Change

Total	$486,560	$438,275	$48,285

Canada	$179,094	$173,918	$5,176
U.S. south	$211,567	$187,407	$24,160
U.S. northeast	$95,899	$76,950	$18,949

Gross revenue by service type

	Three months ended March 31, 2013				Three months ended March 31, 2012
	Canada - stated in thousands of C$	Canada - percent-age of revenues	U.S.	U.S. - percent- age of revenues	Canada - stated in thousands of C$	Canada - percent- age of revenues	U.S.	U.S. - percent- age of revenues

Commercial	$78,059	43.2	$98,352	32.0	$75,357	43.3	$87,080	32.9
Industrial	32,848	18.2	52,598	17.1	31,349	18.0	45,254	17.1
Residential	32,771	18.1	80,538	26.2	31,964	18.4	69,564	26.3
Transfer and disposal	52,563	29.1	108,149	35.2	47,828	27.5	93,095	35.2
Recycling(*)	7,395	4.1	7,649	2.5	7,803	4.5	8,987	3.4
Other(*)	5,311	2.9	4,842	1.6	4,274	2.5	1,108	0.4
Gross revenues	208,947	115.6	352,128	114.6	198,575	114.2	305,088	115.3

Intercompany	(28,258)	(15.6)	(44,662)	(14.6)	(24,445)	(14.2)	(40,731)	(15.3)
Revenues	$180,689	100.0	$307,466	100.0	$174,130	100.0	$264,357	100.0

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended March 31, 2013			Three months ended March 31, 2012
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price	0.9	1.4	1.2	2.0	0.4	1.0
Fuel surcharges	0.1	0.4	0.3	0.8	0.7	0.8
Recycling and other	(1.0)	(0.1)	(0.5)	(0.9)	(1.5)	(1.2)
Total price (decline) growth	—	1.7	1.0	1.9	(0.4)	0.6

Volume	(3.3)	3.6	0.8	0.2	(1.6)	(0.9)
Total organic revenue (decline) growth	(3.3)	5.3	1.8	2.1	(2.0)	(0.3)

Acquisitions	7.1	11.0	9.5	0.6	7.4	4.6
Total revenue growth	3.8	16.3	11.3	2.7	5.4	4.3

Three months ended

On a consolidated basis, revenues increased approximately $48,300 partially offset by FX, approximately $1,400.  Excluding the impact of FX, growth in our consolidated revenues is due in large part to acquisition growth.  Acquisitions we completed in 2012 contributed approximately $41,600 of additional revenue to our current period results compared to the same period a year ago.  Revenue growth from acquisitions totaled approximately $18,600 in our U.S. south segment and approximately $10,800 in our U.S. northeast segment.  Canada’s growth in revenue from acquisitions was approximately C$12,200 period-over-period.  On a consolidated basis, core price was up on a comparative basis, as was volume and fuel surcharges.  Weaker commodity pricing was the only soft spot for consolidated revenue growth period-over-period.  Consolidated core pricing contributed approximately $5,300 to revenue growth, which was strongest in our U.S. south region at approximately $3,300.  Stronger U.S. south region core pricing in the residential and commercial collection service lines was most pronounced in our Texas operations.  Volume growth contributed approximately $3,700 to the increase in consolidated revenues period-to-period.  Our U.S. northeast segment delivered strong volume growth in the quarter, almost entirely due to the Superstorm Sandy (“Sandy”) clean-up.  Volumes in our U.S. south operations showed a modest improvement comparatively, while Canadian volumes were down, as expected, due predominantly to residential contract losses that occurred in the latter part of 2012.  Slightly higher fuel costs were recovered from customers in the form of fuel surcharges which were up period-over-period.  The commodity price drag on consolidated revenue growth, approximately $2,100, is almost entirely attributable to lower comparative commodity pricing in our Canadian segment.  Both our U.S. south and northeast segments were only modestly impacted by weaker comparative commodity pricing and all segments were affected by one fewer weekday this quarter compared to last.

Revenues in Canada grew approximately C$6,600 period-over-period.  Acquisitions and higher core pricing across all service lines were the primary contributors to revenue growth in the period.  Volumes, as expected, declined as a result of residential contract losses in both western and central Canada last year.  Residential contract wins, to date, have not been of sufficient size to offset the loss of volumes.  However, the start-up of a residential contract effective April 1, 2013 will moderate the comparative loss in volumes going forward.  Excluding the impact of these contract losses, volumes in Canada would have been up approximately C$1,400 versus the same period last year.  From a landfill perspective, special waste and soil volumes were strong across all sites in Canada, excluding the Ridge landfill.  Ridge landfill volumes were impacted by a combination of weather and the sluggish economy in central Canada.  Canada’s overall performance for the quarter is solid; however, we continue to experience economic, and consequently competitive and pricing pressures in central Canada across many of our service lines, and most notably our industrial service line.  Fuel surcharges were up marginally in Canada, while commodity pricing lagged prior year marks and was a drag on comparative revenue performance by approximately C$1,800.

Our U.S. south segment continued to perform well and delivered revenue growth from acquisitions, core price and volume improvements and higher fuel surcharges.  As noted above, the most significant contribution to this segment’s revenue growth was acquisitions.  However, core price in all service lines delivered higher revenues as well, approximately $3,300.  Volumes also contributed to total revenue growth, albeit not across all service lines.  Industrial volumes, most notably in our Texas operations, were a significant component of this segment’s growth in revenues attributable to volumes.  Lower commercial volume in our Florida operations and lower overall volumes across all landfills in our U.S. south segment, and most particularly at our Champ landfill, partially offset the volume gains from our industrial service offerings.   We passed higher fuel costs through as fuel surcharges and the decline in comparative commodity pricing wasn’t meaningful on a comparative basis.

Revenues in our U.S. northeast region increased approximately $18,900 period-to-period.  Acquisitions delivered the most significant contribution to revenue growth, approximately $10,800, with volume growth not far behind, at approximately $7,800.  Waste volumes from the Sandy clean-up were the most significant contributor to this segment’s volume performance in the quarter.  The additional volumes we received from the Sandy clean-up are isolated to this tragic event, and we don’t expect a contribution to revenues in each of the remaining 2013 quarters from a continuation of these volumes in any meaningful way.  While acquisitions and volumes were significant contributors to revenue growth this quarter, we saw pricing improvements or stability across all service lines as well, and these improvements were most notable in our industrial collection and transfer station disposal lines.  Excluding the contribution to volume growth from Sandy, volumes in the U.S. northeast were modestly higher than the prior year period across most service lines.  Higher fuel pricing was passed through as fuel surcharges and marginally weaker commodity pricing didn’t have a significant impact on revenues period-over-period.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended
	March 31
	2013	2012	Change

Operating expenses	$296,888	$265,341	$31,547

Canada	$96,562	$95,638	$924
U.S. south	$131,025	$116,130	$14,895
U.S. northeast	$69,301	$53,573	$15,728

Three months ended

On a consolidated basis operating expenses increased over the same period last year.  The primary cost increases were found in transportation, labour, disposal, repairs and maintenance and vehicle operating costs.  As expected, acquisitions were the primary reason for the increase in revenues and likewise the primary reason for the increase in operating expenses.  The increase in operating expense was highest in our U.S. northeast segment.  Acquisitions were the primary contributor to this segment’s increase and higher transportation costs incurred to transport Sandy waste volumes to our Seneca Meadows landfill also increased operating expenses relative to revenues.  Our U.S. south segment also recorded a steep increase in operating costs, due primarily to acquisitions and net organic business growth.  Canada’s operating cost increase was muted relative to our U.S. northeast and south segments.  Acquisitions contributed to higher operating expenses in Canada; however, shedding higher relative operating costs associated with servicing certain residential contracts partially offset this increase.  On a consolidated basis, current period operating costs represent 61.0% of revenues, compared to 60.5% in the same period a year ago.  Lower comparative commodity pricing added 20 basis points to this relationship in 2013 compared to 2012 and we also recognized margin compression due to the integration of, and mix of revenues attributable to, acquisitions completed in the prior year.  Operating margins in all segments were also affected by one fewer weekday this period compared to the same period last year.

Operating costs in Canada increased as a result of higher disposal, vehicle repair, maintenance and operating expenses, and a slight uptick in labour.  At 53.9% of reported revenues for the period, compared to 54.9% in the same period last year, operating costs relative to revenues shrank on a relative basis.  As mentioned above, the loss of lower margin residential contracts in western and central Canada are the primary reasons for the improvement in operating costs relative to revenues period-over-period.  Lower commodity pricing in the current year period negatively impacted the relationship between operating expenses and revenues.  Adding the commodity pricing shortfall, approximately C$1,800, to current period revenues would have resulted in an operating cost to reported revenues metric of 53.4% in Canada.  While not significant at this time, and beyond the impact of residential contract losses and acquisitions, we have not been able to fully pass through rising fuel prices in certain markets.

Similar to the Canadian segment, labour costs were up in our U.S. south segment, as were higher vehicle repairs, maintenance and operating costs and disposal.  We did incur some vehicle repair costs beyond that which we expected in the current quarter, most notably in the central area of our U.S. south region, which we will be looking to curtail over the balance of 2013.  As a percentage of reported revenues, operating expenses in our U.S. south segment were 61.9% for both the current and comparable quarters.  As noted above, our U.S. south segment experienced an increase in operating costs from both acquisitions and organic growth.  Synergies realized on acquisitions completed in the prior year have allowed us to keep operating costs in line with revenues on a comparative basis.  In addition, growing revenue in our industrial service lines in Texas would typically lead to higher operating costs; however our management of costs and stronger pricing across this segment has allowed us to keep costs in check.  As noted in the revenue discussion, both fuel surcharges and commodity pricing did not have a significant impact on current period revenues compared to the same period last year, and as a result did not have a meaningful impact on the relationship between operating costs and revenues in the current period.

Transportation costs, disposal, labour and vehicle operating costs were the primary costs increases, comparatively, for our U.S. northeast segment.  Operating costs in our U.S. northeast segment represented 72.3% of revenues in the current year period versus 69.6% in the same period a year ago.  Acquisitions completed in the prior year contributed to the operating cost increase relative to revenues as did higher transportation costs incurred to deliver Sandy waste volumes to our Seneca Meadows landfill.  The U.S. northeast segment also recorded higher insurance and safety costs due to accidents occurring in the current quarter, approximately $500.  Costs incurred to integrate acquisitions and the transportation of Sandy volumes aren’t expected to continue beyond the first quarter of 2013.  Accordingly, we anticipate the relationship between operating costs and revenues for the balance of the current year will be more in line with the results of the prior year periods.

Selling, general and administration (“SG&A”)

	Three months ended
	March 31
	2013	2012	Change

Total	$59,816	$59,292	$524

Canada	$17,757	$15,914	$1,843
U.S. south	$21,375	$19,599	$1,776
U.S. northeast	$8,718	$7,997	$721
Corporate	$11,966	$15,782	$(3,816)

Three months ended

On a consolidated basis, SG&A expense increased by approximately $500 over the same period last year.  Acquisitions were the primary reasons for the rise in SG&A expense.  We also incurred higher compensation costs due to the restructuring of our long-term compensation plans, additional hires and general salary increases period-over-period.  Facility costs were also higher on a comparative basis, which was also attributable to acquisitions.  These cost increases were partially offset by lower stock option and lower restricted share expense, both of which exclude the component applicable to long-term incentive plan (“LTIP”) compensation, and lower transaction and related costs.  In the current period, we recorded a stock option recovery of approximately $500 compared to an expense of approximately $1,600 in the same period last year.  We also recorded a recovery of approximately $600 for acquisition and related costs in the current quarter, due in large part to an acquisition in our U.S. northeast segment which did not achieve its business performance targets post-acquisition, compared to a prior period expense of approximately $300.  Finally, we recorded lower restricted share expense in the current quarter, approximately $300, due to various restricted share awards vesting or being forfeited in the prior year, versus a prior period expense of approximately $700.

From a segment perspective, higher SG&A expense in Canada, the U.S. south and northeast is principally attributable to acquisitions which contributed to higher salaries and facility costs.  In our U.S. northeast segment, lower professional and legal fees partially offset the rise in salary and facility costs.  From a corporate perspective, lower SG&A costs are largely attributable to the declines listed above, including lower stock option expense, lower acquisition and related costs and lower restricted share expense.  Lower professional and legal fees also contributed to lower current quarter SG&A expense compared to the same period a year ago.

As a percentage of revenues, adjusted SG&A expense in the current quarter is 12.5% versus 12.9% in the first quarter of last year.  The period-over-period improvement is due in large part to acquisitions and Sandy related revenues.

Amortization

	Three months ended
	March 31
	2013	2012	Change

Total	$71,299	$63,654	$7,645

Canada	$26,040	$21,999	$4,041
U.S. south	$29,868	$26,984	$2,884
U.S. northeast	$14,802	$13,738	$1,064
Corporate	$589	$933	$(344)

Three months ended

For the period ended March 31, 2013, intangible, capital and landfill asset amortization were all higher compared to the same period last year.  The increase in intangible and capital amortization is due in large part to acquisitions and to a lesser extent higher infrastructure spending.  The purchase of compressed natural gas (“CNG”) collection vehicles is also a contributing factor to the rise in capital asset amortization due to the higher cost of CNG vehicles relative to their traditional diesel operated counterparts.  Higher landfill asset amortization is due in part to higher overall waste volumes received in the first quarter this year compared to the same quarter last year.  Canadian landfill volumes were up across all locations, excluding the Ridge landfill, which didn’t receive the same volume of special waste it had received in the same period last year.  The impact on amortization from higher waste volumes in Canada was partially offset by lower overall asset retirement rates for each unit of waste received.  The amortization of landfill assets, depletion, was also up in Canada on stronger comparative volumes.  In addition, development cost incurred last year to modify our Calgary landfill also contributed to higher depletion specific amortization period-to-period.  Our U.S. south segment received lower overall volumes comparatively, due in large part to softer special waste volumes at our Champ landfill.  Overall asset retirement obligation rates also declined on a comparative basis and lower depletion amortization is the result of lower volumes and slightly lower rates per ton for each unit of waste received.  In our U.S. northeast segment, higher overall volumes were principally related to clean-up waste volumes received at our Seneca Meadows landfill from Sandy.  Asset retirement obligation rates were lower on an overall basis in this segment while depletion expense was higher due to higher Seneca volumes and higher overall depletion rates across all of our U.S. northeast landfills attributable to higher expected construction costs.

Net gain on sale of capital assets

	Three months ended
	March 31
	2013	2012	Change

Total	$(617)	$(384)	$(233)

Canada	$(420)	$(165)	$(255)
U.S.	$(197)	$(219)	$22
Corporate	$—	$—	$—

Three months ended

In the current quarter, we disposed of certain parcels of land in eastern Canada.  These sales were the primary reason for the overall increase in net gains recognized on the sale of capital assets for both the Company and our Canadian segment.

The balance of the remaining net gains, in both periods, reflects our normal disposal of assets, which are neither significant individually or in aggregate.

Interest on long-term debt

	Three months ended
	March 31
	2013	2012	Change

Total	$15,243	$14,264	$979

Three months ended

On a comparative basis, interest expense increased approximately $1,000 compared to the same period a year ago.  Higher overall borrowed amounts had the most significant impact on the increase in interest expense comparatively.  Excluding the approximately $800 decline in deferred financing cost amortization recorded to interest on long-term debt, interest expense increased approximately $1,800 compared to same period last year.  Total borrowings are approximately $313,400 higher at the end of the current quarter versus the end of the same period last year.  Higher borrowed amounts are due to approximately $282,300 spent on acquisitions in 2012, coupled with share repurchases beyond the first quarter of 2012 as well.  From an interest rate perspective, we benefited from slightly lower LIBOR borrowing rates and the repayment of our previously issued senior secured series B debenture which was repaid in conjunction with the close of our consolidated credit facility in October 2012.  However, we did bear higher interest on term B drawings under the Credit Agreement (“consolidated facility”), which is approximately 100 basis points higher than the rate we would have borne on equivalent amounts drawn in the prior year period, and we did incur slightly higher borrowing rates on loans bearing interest tied to bankers’ acceptances (“BA”).  In total, the mix of interest rates in the quarter was higher overall and also contributed to the increase in interest expense on a comparative basis.  As noted above, deferred financing costs declined period-over-period.  The decline is attributable to the length of amortization period.  In 2012, amounts incurred in respect of our then current U.S. and Canadian debt facilities were being amortized over a period to maturity ending in June 2014.  In the current period, amortization of deferred financing costs attributable to our consolidated facility are being amortized over the five and seven year terms of the revolving and term B components of this facility.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding amendments to our Canadian and U.S. facilities.

Net foreign exchange (gain) loss

	Three months ended
	March 31
	2013	2012	Change

Total	$(1)	$7	$(8)

Three months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses are not attributable to one significant transaction or series of transactions in either period.

Net gain on financial instruments

	Three months ended
	March 31
	2013	2012	Change

Total	$(2,265)	$(545)	$(1,720)

Three months ended

We recognized higher current period gains on all of our financial instruments compared to the same period last year.  Gains from diesel fuel hedges resulting from movements in the underlying index represent approximately $800 of the increase on a comparative basis.  The fair value of our foreign currency exchange agreements also contributed to higher gains in the current period as the U.S. dollar strengthened against its Canadian dollar counterpart contributing approximately $600 to the increase in gains period-over-period.   Gains resulting from interest rate swaps were also higher in the current period by approximately $300 due to movements in the variable rate of interest.  Fair value movements in landfill post-closure costs had a marginal impact on the increase in net gains on financial instruments on a comparative basis.

Other expense

	Three months ended
	March 31
	2013	2012	Change

Total	$—	$53	$(53)

Three months ended

In the prior year period, other expenses represented costs to retain certain management that we incurred in connection with certain acquisitions completed in prior years and special compensation expense for former Waste Services, Inc. (“WSI”) executives which was recognized over a two-year service period.

Net income tax expense

	Three months ended
	March 31
	2013	2012	Change

Total	$16,823	$14,520	$2,303

Three months ended

For the period ended March 31, 2013, net income tax expense in Canada was approximately $6,100, representing a comparative decline over the same period last year of approximately $2,200.  The change comprises a decrease in current income tax expense totaling approximately $400 and an increase in deferred income tax recoveries of approximately $1,700.

For Canada, the decline in net income tax expense is due to an increase in deferred income tax recoveries.  The increase in deferred income tax recoveries is three-fold; higher unutilized loss carryforwards creating higher deferred income tax assets, higher deferred tax assets resulting from deferred financing costs and lower deferred tax expense due to an LTIP exit in the prior year period.  Higher unutilized tax losses are related to intercompany notes issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries currently bearing interest at short-term rates of interest which are insufficient to cover the interest obligations payable by Progressive Waste Solutions Ltd. to its third party lenders.  Accordingly, interest income received by

Progressive Waste Solutions Ltd. is lower than the interest expense it incurs.  Please refer to the Outlook section of this MD&A for additional discussion.  As noted below in the rate reconciliation discussion, we trued-up the tax basis of debt discount costs which resulted in us recognizing a higher deferred tax recovery in the current period.  Finally, we recorded a one-time deferred tax expense in the first quarter of 2012 resulting from our former CEO’s exit from our LTIP that wasn’t repeated in the first quarter of 2013.  Current income tax expense also declined in the current quarter as a result of lower withholding taxes incurred on dividends received by Canada from the U.S.  Share repurchases in the prior year period funded from our U.S. operations attracted withholding taxes.  No shares were repurchased in the current quarter which supports the decline in withholding tax expense.  Partially offsetting the decline in current taxes, resulting from the decline in withholding taxes, was slightly higher income subject to tax this period compared to last.  Acquisitions completed in the prior year were the primary contributor to the comparative increase in income subject to tax in Canada.

Net income tax expense in our U.S. business increased.  The increase is almost entirely attributable to an increase in deferred income tax expense, approximately $4,700.  In the current quarter, income subject to tax was higher on a comparative basis, which resulted in us utilizing more tax loss carryforwards to absorb this income and the utilization of the associated deferred tax assets is the primary reason for the increase in deferred tax expense.  Acquisitions, Sandy volumes and net organic growth in our U.S. operations were the primary contributors to higher income subject to tax.  Current income tax expense declined slightly period-to-period, as a result of lower projected state tax expense in Maryland and Pennsylvania.

Income tax expense at the combined basic rate totaled approximately $15,600 for the period ended March 31, 2013. The difference between income tax expense at the combined basic rate and income tax expense presented on our condensed consolidated statement of operations is due to state tax, approximately $1,200, withholding taxes on dividends paid between Canada and the U.S., approximately $200, and tax on non-deductible expenses, approximately $300, partially offset by a true-up in the tax basis of debt discount costs on long-term debt and other current period differences.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended
	March 31
	2013	2012	Change

Total	$33	$4	$29

Three months ended

Our net loss from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.

Other Performance Measures - For the three months ended March 31, 2013

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended March 31
	2013 (*)	2012 (*)	Change

Cash generated from operating activities	$94,776	$65,348	$29,428

Operating and investing
Stock option (recovery) expense(*)(*)	(505)	1,644	(2,149)
Restricted share expense(*)(*)	(225)	—	(225)
Acquisition and related (recoveries) costs	(565)	288	(853)
Other expenses	—	53	(53)
Changes in non-cash working capital items	11,999	25,743	(13,744)
Capital and landfill asset purchases	(61,386)	(50,091)	(11,295)
Proceeds from the sale of capital assets	1,121	719	402

Financing
Purchase of restricted shares	(358)	—	(358)
Net realized foreign exchange (gain) loss	(1)	7	(8)
Free cash flow(B)	$44,856	$43,711	$1,145

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $14,400 and $3,600 for the three months ended March 31, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which we believe better reflects how we manage the business and our free cash flow(B).

	Three months ended
	March 31
	2013 (*)	2012 (*)	Change

Adjusted EBITDA(A)	$129,051	$116,308	$12,743

Purchase of restricted shares	(358)	—	(358)
Capital and landfill asset purchases	(61,386)	(50,091)	(11,295)
Proceeds from the sale of capital assets	1,121	719	402
Landfill closure and post-closure expenditures	(795)	(1,534)	739
Landfill closure and post-closure cost accretion expense	1,409	1,308	101
Interest on long-term debt	(15,243)	(14,264)	(979)
Non-cash interest expense	856	1,690	(834)
Current income tax expense	(9,799)	(10,425)	626
Free cash flow(B)	$44,856	$43,711	$1,145

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $14,400 and $3,600 for the three months ended March 31, 2013 and 2012, respectively.

Three months ended

Free cash flow(B) was higher on a comparative basis.  The single largest contributor to the increase is higher adjusted EBITDA(A).  As noted in the Review of Operations section of this MD&A, acquisitions were the primary contributor to growth in our overall operating performance period-over-period.  Higher waste volumes received as a result of the Sandy clean-up also supported this growth, as did stronger overall pricing.  Growth in adjusted EBITDA(A) was almost all but offset by higher capital and landfill asset purchases which increased approximately $11,300 over the same period last year.  Details supporting this change are outlined below in the Capital and landfill purchases section of this MD&A.  The balance of the change is largely attributable to proceeds from the sale of capital assets, landfill closure and post-closure expenditures, current income tax expense, interest on long-term debt, including non-cash interest expense.  With the exception of lower landfill closure and post-closure expenditures, changes for each of the aforementioned are described more fully in the Review of Operations section of this MD&A.  Landfill closure and post-closure cost expenditures declined period-to-period.  Expenditures in our Canadian segment were largely unchanged, leaving the bulk of the decline tied to lower spending in our U.S. segments.  Lower U.S. spending was due largely to lower comparative spending at our JED landfill, which undertook capping work in the first quarter of 2012, versus none in the current year period.  Our JED landfill is not anticipating any closure expenditures to be incurred in all of 2013.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended
	March 31
	2013	2012	Change

Replacement	$21,318	$36,374	$(15,056)
Growth	40,068	13,717	26,351
Total	$61,386	$50,091	$11,295

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three months ended

Total replacement capital and landfill spending was lower by approximately ($7,000) in our Canadian segment.  Lower current period spending is partly due to higher prior period spending and in particular spending incurred in respect of a replacement facility in western Canada in the first quarter of last year that wasn’t repeated this year.  Our Lachenaie landfill also incurred lower cell construction spending in the current quarter compared to the same period last year.  The decline in cell construction spend at our Lachenaie landfill is largely related to timing and to a lesser extent inclement weather this quarter compared to the same quarter last year.  Container replacements are also off of prior quarter marks, due largely to the timing of replacement.  Finally, working capital adjustments were the most significant contributor to the decline in replacement spending in Canada period-to-period.  Amounts outstanding in respect of replacement capital to be paid at the end of 2011 were significantly higher than amounts outstanding at the end of 2012.  Higher growth spending in 2012 is partly the cause, coupled with supplier backlogs in 2011 that caused a delay in the timing of vehicle receipt.

Replacement expenditures in our U.S. business declined approximately ($8,100) period-over-period.  Higher prior period costs included more cell development at our Seneca Meadows, Bethlehem and certain sites in the U.S. south and also included construction of a leachate facility at Seneca.  Current period replacement expenditures at our U.S. landfills are more indicative of “normal” spending for the period, with prior period spending levels representing the anomaly.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three months ended

In total, growth expenditures were up significantly over the same period last year, all of which is due to higher growth spending in Canada, approximately $28,900.  The increase is due to a combination of items, including: infrastructure spending at our Lachenaie landfill, the revitalization of a transfer station in central Canada and CNG vehicles and infrastructure spending for a residential contract win in central Canada that we commenced servicing in April 2013.  Growth spending in our U.S. segment declined over the prior year period, approximately ($2,500).  The decline is due to higher prior period spending for landfill expansion lands that were not incurred in the current year period.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2013

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual or expected quarterly dividends

Actual or expected record date	Actual or expected payment date	Dividend amounts per share - stated in C$
March 28, 2013	April 15, 2013	$0.14
June 28, 2013	July 15, 2013	0.14
September 30, 2013	October 15, 2013	0.14
December 31, 2013	January 15, 2014	0.14
Total		$0.56

2012

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividends

Actual record date	Actual payment date	Dividend amounts per share - stated in C$
March 30, 2012	April 16, 2012	$0.14
June 29, 2012	July 16, 2012	0.14
September 28, 2012	October 15, 2012	0.14
December 31, 2012	January 15, 2013	0.14
Total		$0.56

We expect to fund all of our 2013 dividend payments from excess free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars.  We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2013	Q1

Revenues
Canada	$179,094
U.S. south	211,567
U.S. northeast	95,899
Total revenues	$486,560
Net income	$29,341
Net income per weighted average share, basic	$0.25
Net income per weighted average share, diluted	$0.25
Adjusted net income(A)	$27,097
Adjusted net income(A) per weighted average share, basic	$0.24
Adjusted net income(A) per weighted average share, diluted	$0.24

2012	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$199,021	$205,696	$198,179	$173,918	$776,814
U.S. south	201,725	195,678	195,521	187,407	780,331
U.S. northeast	95,076	85,835	81,735	76,850	339,496
Total revenues	$495,822	$487,209	$475,435	$438,175	$1,896,641
Net income	$11,753	$32,158	$28,377	$22,069	$94,357
Net income per weighted average share, basic	$0.10	$0.28	$0.24	$0.19	$0.81
Net income per weighted average share, diluted	$0.10	$0.28	$0.24	$0.19	$0.81
Adjusted net income(A)	$28,152	$32,122	$28,847	$24,066	$113,187
Adjusted net income(A) per weighted average share, basic	$0.24	$0.28	$0.25	$0.20	$0.97
Adjusted net income(A) per weighted average share, diluted	$0.24	$0.28	$0.25	$0.20	$0.97

2011	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$185,590	$203,350	$196,734	$171,920	$757,594
U.S. south	185,426	190,537	179,177	168,175	723,315
U.S. northeast	86,196	96,635	93,601	82,755	359,187
Total revenues	$457,212	$490,522	$469,512	$422,850	$1,840,096
Net (loss) income	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
Net (loss) income per weighted average share, basic	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Net (loss) income per weighted average share, diluted	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Adjusted net (loss) income(A)	$37,995	$35,105	$33,674	$28,229	$135,003
Adjusted net (loss) income(A) per weighted average share, basic	$0.32	$0.29	$0.28	$0.23	$1.12
Adjusted net (loss) income(A) per weighted average share, diluted	$0.32	$0.29	$0.28	$0.23	$1.12

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013				$180,689	$180,689	$180,689
2012	$197,336	$204,767	$200,087	$174,130	$174,130	$776,320
2011	$190,057	$199,290	$190,596	$169,513	$169,513	$749,456

2013 less 2012 revenues				$6,559	$6,559	$6,559
2012 less 2011 revenues	$7,279	$5,477	$9,491	$4,617	$4,617	$26,864

2013-2012

Revenues in Canada grew in the first quarter of 2013 compared to the first quarter of 2012.  Acquisitions and higher core pricing across all service lines were the primary contributors to the growth in revenues.  Volumes, as expected, declined as a result of certain residential contract losses in both western and central Canada last year.  Residential contract wins did not offset the loss of volumes on a comparative basis.  From a landfill perspective, special waste and soil volumes were strong across all sites in Canada, excluding the Ridge landfill.  Ridge landfill volumes were impacted by a combination of weather and the sluggish economy in central Canada.  Fuel surcharges were up marginally in Canada, while commodity pricing lagged prior year marks and was a drag on comparative revenue performance.

2012-2011

Revenues grew in each quarter of 2012 compared to each comparative period in 2011.  Acquisitions, coupled with core pricing and fuel surcharge improvements, are the primary reasons for the quarterly growth in each period.  Volume improvements also contributed to revenue growth in each of the first two quarters of the year, but lower third quarter industrial, transfer station and commercial volumes collectively contributed to a third quarter decline in volumes.  Lower third quarter industrial volumes were the result of economic softness in central Canada, while lower transfer station volumes were largely attributable to the temporary closure of a transfer station in central Canada slated for infrastructure investment and revitalization.  In the fourth quarter of 2012, we also experienced a decline in volumes.  Lower volumes are due in large part to lower residential volumes due to an overall net loss of residential contracts in Canada.  The temporary closure of a transfer station facility in central Canada and particularly slow special waste volumes in the fourth quarter of 2012 in western Canada were both contributors to the volume decline.  We attribute lower special waste volumes to delayed project starts in the quarter due to harsh weather conditions.  The decline in recycled commodity pricing that began in the fourth quarter of 2011 was a headwind to revenue growth in every comparative quarter in 2012.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013				$211,567	$211,567	$211,567
2012	$201,725	$195,678	$195,521	$187,407	$187,407	$780,331
2011	$185,426	$190,537	$179,177	$168,175	$168,175	$723,315

2013 less 2012 revenues				$24,160	$24,160	$24,160
2012 less 2011 revenues	$16,299	$5,141	$16,344	$19,232	$19,232	$57,016

2013-2012

Our U.S. south segment continued to perform and delivered revenue growth from acquisitions, core price and volume improvements and higher fuel surcharges in the first quarter of 2013 compared to the first quarter of 2012.  The most significant contribution to this segment’s revenue growth was acquisitions.  However, core price in all service lines delivered higher revenues as well.  Volumes also contributed to total revenue growth, albeit not across all service lines.  Industrial volumes were a significant component of this segment’s growth in revenues, derived especially from our Texas operations.  Lower commercial volumes in our Florida operations and lighter overall volumes across all landfills in our U.S. south segment partially offset the volume gains from

our industrial service offerings.   We passed higher fuel costs through as fuel surcharges and the decline in comparative commodity pricing wasn’t meaningful on a comparative basis.

2012-2011

Comparative revenues increased in each 2012 quarter spurred on primarily by acquisitions.  Revenue improvements also came from overall core pricing improvements across all service lines and from fuel surcharges.  Our U.S. south segment realized a decline in revenues attributable to volume contributions in each of the first two quarters in 2012 due to lower special waste volumes, coupled with the loss of a residential collection and disposal contract.  In the third quarter of the year, residential contract wins helped support an increase in revenues from volume improvements and fourth quarter volumes were higher across all service lines.  Lower recycled commodity pricing was the only persistent headwind for all of 2012 on a quarterly basis.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013				$95,899	$95,899	$95,899
2012	$95,076	$85,835	$81,735	$76,950	$76,950	$339,596
2011	$86,196	$96,635	$93,601	$82,755	$82,755	$359,187

2013 less 2012 revenues				$18,949	$18,949	$18,949
2012 less 2011 revenues	$8,880	$(10,800)	$(11,866)	$(5,805)	$(5,805)	$(19,591)

2013-2012

Revenues in our U.S. northeast region increased between the first quarter of 2013 and the first quarter of 2012.  Acquisitions delivered the most significant contribution to revenue growth, with volume growth not far behind.  Waste volumes from the Sandy clean-up were the most significant contributor to this segment’s volume performance in the quarter which is not expected to continue in each of the remaining 2013 quarters.  We also realized pricing improvements or achieved pricing stability across all service offerings as well, and these improvements were most notable in our collection and transfer station disposal lines.  Higher fuel pricing was passed through as fuel surcharges and marginally weaker commodity pricing didn’t have a significant impact on revenues between quarters.

2012-2011

Revenues in our U.S. northeast region declined between the first, second and third quarters of 2012 versus the same periods a year ago, while fourth quarter revenues exceeded the mark set in the prior year.  Acquisitions were the primary contributor to the fourth quarter revenue improvement on a comparative basis.  Pricing in the fourth quarter was up across all business lines, with the exception of pricing at our landfills due to the mix of materials received at certain sites.  Sandy had a positive impact on volumes in the fourth quarter compared to last year, most notably in our transfer station and landfill business lines.  For the preceding three quarters, our U.S. northeast segment realized volume unit gains from its collection service lines; however these gains were muted by lower transfer station and landfill volumes, including special waste volumes.  Lower comparative pricing also contributed to the comparative declines, principally attributable to lower pricing for recycled commodities.  This segment has been affected by economic stagnation, which has contributed to lower available waste volumes, and excess landfill capacity in a price sensitive environment.  Marginally higher fuel costs were passed through to customers in all four quarters and lower recycled commodity pricing was a headwind in all four quarters of 2012 as well.

Net income or loss

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2013				$29,341	$29,341	$29,341
2012	$11,753	$32,158	$28,377	$22,069	$22,069	$94,357
2011	$(296,188)	$40,347	$36,607	$23,098	$23,098	$(196,136)

2013 less 2012 net income or loss				$7,272	$7,272	$7,272
2013 less 2012 net income or loss	$307,941	$(8,189)	$(8,230)	$(1,029)	$(1,029)	$290,493

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, payments made to executive and senior management on succession, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments, loss on extinguishment of debt and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income has also been impacted by net income tax expense or recovery and net loss from equity accounted investee.

2013-2012

Net income in the first quarter of 2013 was higher than net income posted in the first quarter of 2012.  The primary reason for the increase reflects a stronger operating performance, largely due to acquisitions, Sandy clean-up volumes and net organic growth.  Unlike the prior year quarters where commodity pricing declines were a significant headwind on our operating results and, by extension, net income, commodity pricing, while down from the first quarter in the prior year, did not have a significant impact on current period net income on a comparative basis.  Interest on long-term debt was higher, due largely to acquisitions and share repurchase activity in 2012.  Interest rates, on balance, were also up, mostly on account of interest borne on the term B tranche of our consolidated facility.  Gains on financial instruments were also up comparatively, due to our hedges for diesel fuel, foreign currency exchange agreements and interest rate swaps.  Income tax expense was also higher in the first quarter of 2013 compared to the same period in 2012, largely on account of our operating performance and cooperation from commodity pricing.

2012-2011

Net income for the first three quarters of 2012 was lower than net income posted in the first three quarters of 2011.  While we benefited from lower interest and income tax expense in each of the first three quarters in 2012, weaker comparative recycled commodity pricing and the performance of our U.S. northeast segment overshadowed these benefits.  On a positive note, we did recognize stronger comparative performances in our Canadian and U.S. south segments and contributions from acquisitions.  In the fourth quarter of 2012, net income was higher than the amount posted in 2011.  The goodwill impairment charge recorded in the fourth quarter of 2011 is the primary reason for the current period improvement.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

2013-2012

Net income per weighted average share was higher in the first quarter of 2013 versus the first quarter in 2012.  The improvement in net income is outlined above.  The decline in the number of weighted average shares outstanding also contributed to our improvement in net income per weighted average share.  The repurchase of shares in the prior year are the root cause of this improvement.

2012-2011

Net income per weighted average share was higher in the fourth quarter of 2012 compared to the same quarter a year ago.  The write-off of goodwill in the fourth quarter of 2011 was the most significant contributor to the prior period loss per share and by extension improvement in the current year measure.  For the second and third quarters of 2012, net income per weighted average share was lower than the comparative periods even though our weighted average shares outstanding continued to decline as a result of share repurchases in both the 2012 and 2011 periods.  The weak performance of our U.S. northeast segment, coupled with lagging recycled commodity pricing, which impacted all segments, overshadowed organic and acquisition growth.  Net income per weighted average share in the first quarter of 2012 was on par with the same measure in the first quarter of 2011.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	March 31, 2013(*)	March 31, 2013(*)	March 31, 2013	December 31, 2012(*)	December 31, 2012(*)	December 31, 2012

Accounts receivable	$112,494	$122,705	$235,199	$123,115	$115,843	$238,958
Intangibles	$93,822	$176,255	$270,077	$100,010	$187,837	$287,847
Goodwill	$400,954	$521,070	$922,024	$409,296	$519,818	$929,114
Landfill development assets	$13,419	$8,090	$21,509	$11,843	$7,872	$19,715
Capital assets	$391,933	$532,440	$924,373	$383,066	$544,452	$927,518
Landfill assets	$198,035	$753,935	$951,970	$207,485	$756,235	$963,720
Working capital position (deficit) - (current assets less current liabilities)	$16,807	$14,137	$30,944	$12,448	$(6,739)	$5,709

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - March 31, 2013 versus December 31, 2012

Change - Consolidated	$(3,759)
Change - Canada	$(10,621)
Change - U.S.	$6,862

The decrease in consolidated accounts receivable is attributable to a decline in our Canadian segment accounts receivable, partially offset by an increase in U.S. segment receivables.  Lower receivable balances at our Ridge landfill, related largely to lower special waste volumes received in the first quarter of 2013 compared to the preceding quarter, a lost residential contract in central Canada and the timing of accounts receivable receipt at an operating location in western Canada due to a recent facility relocation, were the primary reasons for the decline in Canadian receivables in the period.  FX also served to lower Canadian segment receivables by approximately $2,300.  Our U.S. operations recognized an increase in accounts receivable, due in large part to its performance in the current quarter compared to the fourth quarter of 2012.  Additional Sandy clean-up volumes and sequential organic growth each contributed to the increase in accounts receivable in the period.

Intangibles - March 31, 2013 versus December 31, 2012

Change - Consolidated	$(17,770)
Change - Canada	$(6,188)
Change - U.S.	$(11,582)

In total, intangibles declined period-to-period and the decline is attributable to intangible asset amortization, approximately $15,400.  We completed no acquisitions in the current period, but we recorded a $400 reduction to intangible assets resulting from new information which allowed us to finalize a component of a purchase price equation outstanding at the end of last year.  Amortization in both Canada and the U.S. was approximately $4,200 and $11,200.  The balance of the change is attributable to FX.

Goodwill - March 31, 2013 versus December 31, 2012

Change - Consolidated	$(7,090)
Change - Canada	$(8,342)
Change - U.S.	$1,252

The overall decrease in goodwill is due in part to FX, approximately $8,300, which accounts for all of the Canadian segment decline period-to-period.  The increase in U.S. segment goodwill is due to the finalization of certain portions of purchase price equations recorded on a preliminary basis at December 31, 2012.

Landfill development assets - March 31, 2013 versus December 31, 2012

Change - Consolidated	$1,794
Change - Canada	$1,576
Change - U.S.	$218

An ongoing landfill development initiative in Canada is the primary reason for the increase.  Landfill development assets in Canada, and the related current period increase, reflects costs incurred to develop a replacement site for our Calgary landfill.

In our U.S. segment, continued investment in our Jacksboro landfill project is the primary reason for the increase.

Capital assets - March 31, 2013 versus December 31, 2012

Change - Consolidated	$(3,145)
Change - Canada	$8,867
Change - U.S.	$(12,012)

The Canadian segment increase is due to additions, approximately $40,600, exceeding working capital changes and amortization, approximately $8,900 and $14,800, respectively.  The decline in working capital changes reflects the payment of capital assets purchased at the end of 2012 which were paid for in the first quarter of 2013.  FX, approximately $7,900, partially offset current period additions as well.

The decline in U.S. segment capital assets is due to additions, approximately $10,800, being eclipsed by amortization, approximately $23,300.  Working capital changes, disposals and other non-cash changes represent the balance of the U.S. segment change.

Please refer to the Other Performance Measures - Capital and landfill purchases section of this MD&A for additional details of the comparative change in current period additions.

Landfill assets - March 31, 2013 versus December 31, 2012

Change - Consolidated	$(11,750)
Change - Canada	$(9,450)
Change - U.S.	$(2,300)

In total, landfill assets declined period-to-period.  Total consolidated additions, approximately $10,000, were outpaced by FX, approximately $4,200, and amortization, approximately $16,100 (expressed net of amortization attributable to capitalized landfill retirement obligations).  Working capital changes represent the balance of the change.

In our Canadian business, landfill asset additions were approximately $2,300, while capitalized landfill retirement obligations were approximately $1,000.  Additions represent cell or site development expenditures incurred principally at our Lachenaie landfill.  Amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $7,400, and together with working capital adjustments and FX more than offset landfill asset additions and capitalized landfill retirement obligations.

In the U.S., additions were principally attributable to cell development at our Seneca Meadows and Jefferson Parish landfills and, in total, were approximately $7,700 for the period.  Amortization and working capital changes more than offset the total of landfill additions, capitalized landfill retirement obligations and other non-cash changes.

Working capital position - March 31, 2013 versus December 31, 2012

Change - Consolidated	$25,235
Change - Canada	$4,359
Change - U.S.	$20,876

Our working capital position strengthened in both Canada and the U.S.  In Canada, total current liabilities declined approximately $15,900, which includes an approximately $2,500 decline due to the change in FX.  The decline in total current liabilities reflects a pronounced decline in accounts payable, which, excluding FX, declined approximately $10,600 between periods.  The decline in payables is due in large part to the payment of capital in the first quarter of 2013 which we had acquired at the end of 2012.  An approximately $1,700 decline, excluding FX, in accrued charges is due to the payment of accrued compensation amounts and landfill disposal surcharges owing at December 31, 2012, which were paid for in the first quarter of 2013.  Higher sales taxes payable, which is due in large part to lower input tax credits available from the purchase of capital assets period-to-period, partially offset the declines.  The strengthening working capital position in Canada resulting from a lower current liability position was partially offset by a lower current asset position.  Lower accounts receivable was the primary contributor to the decline in Canada’s current asset position period-to-period which is discussed above in the change in accounts receivable section of this MD&A.  Cash and cash equivalent amounts in Canada were also lower period-over-period, but were principally offset by the timing of prepaid expenditures and higher income taxes recoverable.

Our U.S. business also realized an improvement in its working capital position since December 31, 2012.  Higher cash and cash equivalents, approximately $6,100, due in large part to the timing of payment and receipt of cash, coupled with a higher receivables balance, approximately $6,900, which is discussed above in the change in accounts receivable section of this MD&A, are the primary reasons for the increase in total current assets.  Total current liabilities declined approximately $8,800.  Lower accounts payable accounts for approximately $6,200 of the decline in total current liabilities while lower accrued charges represent approximately $3,100 of the decline.  The decline in accounts payable is due largely to the timing of purchase and payment for capital assets.  Capital expenditures made at the end of the fourth quarter in the prior year and the resulting amounts due and payable in respect thereof, were higher than the pace of purchase, and therefore amounts remaining unpaid, in the first quarter of this year.  The decline in accrued charges is the result of lower acquisition and related costs, partially offset by higher property tax and insurance accruals.  Lower accrued acquisition and related accruals are due in part to no acquisitions being completed in the first quarter of the year.  Certain holdback accruals pertaining to acquisitions completed in the prior year were paid in the first quarter of this year which also contributed to the decline in accrued acquisition and related costs period-to-period.   Higher property taxes are largely a function of timing and properties acquired by way of acquisition in the prior year, while higher insurance accruals are the result of accidents occurring in the first quarter of 2013.

Disclosure of outstanding share capital

	March 31, 2013
	Shares	$

Common shares	115,167	1,773,539
Restricted shares	(314)	(6,466)
Total contributed equity	114,853	1,767,073

	April 30, 2013
	Shares	$

Common shares	115,167	1,773,539
Restricted shares	(314)	(6,466)
Total contributed equity	114,853	1,767,073

Normal course issuer bid (“NCIB”)

Effective August 21, 2012, the Company received approval for a NCIB to purchase up to 7,500 of the Company’s common shares.  Daily purchases are limited to a maximum of 57.806 shares on the TSX.  Once a week, we are permitted to purchase a block of our common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.

For the three months ended March 31, 2013, no common shares were purchased.  Since we commenced our NCIB in 2011, we have purchased 5,776 common shares for cancellation at a total cost of approximately $121,500 through March 31, 2013.

As of April 30, 2013, no additional common shares have been purchased and settled.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, will have rights, privileges, restrictions and conditions determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

			March 31, 2013
	Payments due
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,660,869	$6,150	$9,580	$1,062,944	$582,195
Interest on long-term debt(*)	192,786	24,200	87,721	29,793	51,072
Landfill closure and post-closure costs, undiscounted	661,821	8,195	29,330	19,108	605,188
Interest rate swaps	3,185	2,538	647	—	—
Foreign currency exchange hedges	8,300	8,300	—	—	—
Operating leases	58,144	12,679	19,830	13,396	12,239
Capital leases	8,920	755	1,614	1,764	4,787
Other long-term obligations	20,678	—	1,772	1,182	17,724
Total contractual obligations	$2,614,703	$62,817	$150,494	$1,128,187	$1,273,205

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at March 31, 2013.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at March 31, 2013, are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Credit Agreement
Revolving facility	$1,850,000	$1,053,643	$186,051	$610,306
Term B facility(*)	$498,750	$498,750	$—	$—

U.S. long-term debt facilities
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(**)	$194,000	$109,000	$—	$85,000
Other	$1,779	$1,779	$—	$—

Note:

(*)Available lending and facility drawn amounts are expressed before the debt discount of approximately $2,300.

(**)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our consolidated facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

At March 31, 2013, funded debt to EBITDA is as follows:

	March 31, 2013	December 31, 2012

Funded debt to EBITDA	3.07	3.14
Funded debt to EBITDA maximum	4.00	4.00

Consolidated facility

On March 31, 2013, advances under the consolidated facility were approximately $1,053,600, excluding amounts drawn on the senior secured term B facility, and total letters of credit amounted to approximately $186,100.  Available capacity at March 31, 2013, excluding the accordion, was approximately $610,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our consolidated facility) was 3.07 times.  On a consolidated basis, long-term debt drawings increased period over comparative period, principally as a result of acquisitions and share repurchases in the last three quarters of 2012.  A higher ending cash and cash equivalents balance at March 31, 2013, also contributed to the increase in long-term debt drawings.

Consolidated lending facility — initial drawing October 24, 2012

Effective October 24, 2012, we entered into a $2,350,000 Credit Agreement and concurrently repaid all outstanding indebtedness under our Canadian and U.S. facilities and our series B, senior secured debentures.  The borrower under the consolidated facility is Progressive Waste Solutions Ltd. (the “Company” or “Progressive”) and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is comprised of a $500,000 seven-year senior secured term B facility, which was fully drawn on October 24, and a $1,850,000 five-year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $750,000 accordion feature, which is subject to certain conditions.  Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes.  Amounts drawn under the consolidated revolver are repayable in full at maturity.  The term B facility is subject to an amortization schedule and all final payment amounts outstanding, plus accrued interest, are due in full at maturity.  The term B facility is subject to principal amortization of one percent per annum, payable quarterly.  The term B facility is also subject to mandatory prepayment conditions, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.  The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, save for the excluded subsidiaries, and excluding real estate and certain equipment unless requested by the lenders, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, also subject to certain conditions.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s (“S&P”) or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25% depending on the Company’s leverage ratio.  Borrowings on LIBOR based or BA loans are LIBOR or BA plus 1.50% to 2.25% depending on the Company’s leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%.  Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%.  For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans is no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans is no less than 1.0% per annum and the commitment fee is no less than 0.375%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum.  Letter of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings is payable quarterly in arrears for U.S. base and Canadian prime rate loans and monthly in advance on BA loans.  Interest on LIBOR based loans is payable in arrears in accordance with the tenure of the drawing.  Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S base plus 175 basis points.

Canadian facility — repaid October 24, 2012

In June 2012, we gave notice to our Canadian facility lenders of our interest to exercise a portion of the accordion feature available to us under our Canadian facility.  Effective July 19, 2012, total availability under the Canadian facility increased to C$595,000 from C$525,000.  The accordion feature declined by a like amount from C$125,000 to C$55,000.  All other significant terms remained unchanged.

U.S. facility — repaid October 24, 2012

In June 2012, we gave notice to our U.S. facility lenders of our interest to exercise a portion of the accordion feature available to us under our U.S. facility.  Effective July 20, 2012, total availability under the U.S. facility increased to $1,253,600 from $1,122,500.  The accordion feature declined by a like amount from $255,000 to $123,900.  All other significant terms remained unchanged.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)

The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 3.07 times.  The ratio is higher than our target threshold due to the timing of acquisitions, growth and infrastructure spending and lower recycled commodity price performance throughout 2012.  Cash flows from acquisitions beyond the first year of operation will contribute to the further improvement of funded debt relative to EBITDA in subsequent periods.  Cash flow contributions from growth and infrastructure spending will materialize over future periods and will also improve this relationship over subsequent periods.

Working capital

Our consolidated working capital position at March 31, 2013, is approximately $30,900.  It is common for us to operate with a slight working capital position or deficit.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  Our ability to generate cash from operations is healthy and we view our access to funds available under our consolidated facility to be sufficient to meet our working capital needs.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

Drawings on our term B facility, our consolidated revolver and a portion of our IRBs are subject to interest rate fluctuations with bank prime and the 30 day rate on BAs or LIBOR.  Term B facility drawings, $498,750, expressed before debt discount, consolidated revolver drawings, $1,053,643, and certain amounts drawn on our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,988, $10,536 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense.  Accordingly, a $5,317 increase in interest expense reduces current income tax expense by approximately $1,400.  Currently, our U.S. business has losses available to shelter income otherwise subject to tax.  Accordingly, a $4,988, $5,219 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $4,000.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our consolidated facility and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains several financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with any of the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of these facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay the facilities in full.

Fuel hedges, interest rate swaps and foreign currency exchange agreements at March 31, 2013

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel Fuel Index	July 2009	October 2013
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
May 2012	150,000	$3.94	Diesel Fuel Index	January 2013	December 2013
May 2012	150,000	$3.82	Diesel Fuel Index	January 2013	December 2013
June 2012	300,000	$3.74	Diesel Fuel Index	January 2013	December 2013
June 2012	62,500	$3.69	Diesel Fuel Index	November 2013	June 2014
May 2012	150,000	$3.85	Diesel Fuel Index	January 2014	December 2014
May 2012	150,000	$3.79	Diesel Fuel Index	January 2014	December 2014
June 2012	300,000	$3.73	Diesel Fuel Index	January 2014	December 2014
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 2012	260,000	$0.61	NYMEX WTI Index	January 2013	December 2014
May 2012	260,000	$0.60	NYMEX WTI Index	January 2013	December 2014
June 2012	520,000	$0.76	NYMEX Heating Oil Index	January 2013	December 2013
June 2012	520,000	$0.57	NYMEX WTI Index	January 2014	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 2010	$160,000	1.07%	0.23%	November 2010	July 2014
March 2011	$60,000	1.61%	0.23%	April 2011	July 2014
June 2011	$30,000	1.13%	0.23%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*)  This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

February 2012	$4,000	0.9998	April 2013
August 2012	$4,300	1.0054	July 2013

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, preclude us from entering into commodity swaps to hedge diesel fuel, other commodities or enter into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

Ratings

On October 3, 2012, S&P issued a rating of BBB- stable and on October 1, 2012 Moody’s issued a rating of BA1 stable on our consolidated facility.

Cash flows

	Three months ended
	March 31
	2013	2012	Change

Cash flows generated from (utilized in):

Operating activities	$94,776	$65,348	$29,428
Investing activities	$(62,234)	$(58,146)	$(4,088)
Financing activities	$(31,250)	$(10,726)	$(20,524)

Operating activities

Three months ended

Overall, we expect working capital changes to reflect growth in our business, be it organic or acquisition.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments.  Cash compensation payments accrued at the end of a year are made in the first quarter of the subsequent year.  We further expect non-cash working capital uses to increase in tandem with the seasonal nature of our business.

Compared to the same period last year, cash generated from operating activities increased approximately $29,400 period-over-period.  The most significant reason for the increase is lower non-cash working capital uses, which declined approximately $13,700.  The change in our working capital position is more fully discussed in the Financial Condition section of this MD&A.  In addition to the decline in working capital uses period-over-period, better overall operating performance was also a contributing factor to the increase in cash generated from operating activities.  Stable comparative commodity pricing and a stronger financial result from all segments, largely as a result of acquisitions, supported growth in our current period revenue and revenue less operating and selling, general and administration expense performance.  Higher interest expense was a drag on current period operating cash flow, partially offset by lower cash taxes.  The period-to-period change in interest and income taxes are more fully described in the Review of Operations section of this MD&A.

Investing activities

Three months ended

Compared to the prior year period, we invested less in acquisitions and more in capital and landfill assets.  In the current period, we completed no acquisitions compared to approximately $6,500 last year.  As always, the timing of acquisitions is inherently unpredictable from one period or year to the next and as such our investment in acquired companies reflects this variability.  The increase in capital and landfill purchases is addressed in detail in the Other Performance Measures section of this MD&A.

Financing activities

Three months ended

From a financing perspective, higher net debt repayments were due in part to fewer current period acquisitions.  Our investment in capital and landfill assets, particularly in our Canadian segment which saw spending for new contract wins and infrastructure, prevented us from realizing a further increase in debt repayments in the quarter.  Current period share repurchases are off of the prior period mark, as our focus in the current quarter was to deleverage our balance sheet.

We have a strong ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for the foreseeable future.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our long-term debt facility or raise capital in the equity markets as required.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in conformity with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill and other assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Due to the inherent complexity, judgment and uncertainty in estimating certain amounts, actual amounts could differ significantly from these estimates.

We employ significant estimates in the determination of certain accounting amounts and the most significant accounting estimates are outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we use a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates.  Both increases and decreases in cost estimates are recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to the following: engineering estimates for materials and labour to construct landfill capacity, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental regulation that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment  when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Our annual impairment test was completed on April 30, 2012, at which time we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts while the fair value of the northeast reporting unit exceeded its carrying amount by a marginal amount. At December 31, 2012, we re-performed step one of the goodwill impairment test for our U.S. northeast reporting unit due to the loss of key management and the continuation of economic weakness and competition.  The results of the step one test concluded that the fair value of the U.S. northeast reporting unit was in excess of its carrying amount and a step two test was not warranted.

In determining the fair value of our U.S. northeast reporting unit, in step one of the goodwill impairment test, we included the expected cash flows attributable to successfully securing a long-term contact with New York City.  Should the prospects of securing a long-term contract with the city become less certain or we are not successful in the award of such contract, the fair value of our U.S. northeast reporting unit will be less than its carrying amount and we will be required to perform step two of the two step impairment test to determine the resulting impairment loss.  It is our belief that if we are not awarded the long-term contract with New York City, goodwill recorded in our U.S. northeast reporting unit will be impaired.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  Should we be unable to continue generating income subject to tax, deferred tax assets resulting from unutilized loss carryforwards may not be available to us prior to their expiry.  Looking forward, we will continue to defer the use of discretionary tax deductions in periods where the expiry of loss carryforwards maybe impacted by their use with a view to maximizing our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $71,000.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis.  This difference has resulted in a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of assumptions and variables used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Comprehensive Income — Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.  The amendments are effective for reporting periods beginning after December 15, 2012, with early adoption permitted.  This guidance did not have a significant impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Investment in equity accounted investee

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of accounting requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which we include in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Transactions between us and our investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing us for services it provides.  In turn, we bill our customers for this service which is measured at the exchange amount.  Transactions between us and our investee only reflect our share of the transaction.  We incurred approximately $100  (2012 - $50) of charges for the three months ended March 31, 2013 from our equity investee which are recorded to operating expenses.

Other

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary.  Total charges of approximately $900 (2012 - $600) were incurred for the three months ended March 31, 2013.  Pricing for these transportation services is billed at market rates which approximates fair market value.

We lease office space that is owned by one of our directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The cost of the lease is approximately C$320 annually.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders, continuing to grow the business, and improving free cash flow(B) and returns on invested capital.  Management expects to execute on a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases.  Management’s objective is to continuously improve the business, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification and landfill development is our business focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  In addition, we continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement capital requirements and stable cash flows.  We are committed to actively managing these strengths in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue our focus on growth within our existing markets that supports our local market strategies and continue our pursuit of new market entries that provides similar opportunities.

Optimize asset mix to improve return on capital.  Balancing the composition of assets within our segments and operating areas allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations.

Generate internal growth.  We seek to leverage our market positions and asset profile to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density in the markets we also offer disposal, we can strengthen the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets.  Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in our markets.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a return on capital and free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.  We have identified acquisition targets that meet our strategic and returns criteria.

Guidance outlook

Included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, was our guidance for the fiscal year ending December 31, 2013.  This press release is available at www.sec.gov and www.sedar.com.  As of April 30, 2013, our guidance provided on February 14, 2013, for fiscal year ending December 31, 2013 remains unchanged.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with the goal of eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult for us to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

In 2013, excluding residential contracts lost in 2012 and the closure of our Calgary landfill in June  2013, we expect to realize revenue growth in Canada which is equal to or greater than growth in Canada’s gross domestic product (“GDP”).  We expect that volume and organic growth will improve density and productivity, and we continue to look for pricing growth in the markets we serve.  Further, we look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of diesel fuel and other costs, and we will continue to execute our growth strategy through strategic “tuck-in” acquisitions.

In the U.S., we expect portions of our U.S. south operations to grow on pace with U.S. GDP growth, but we are cautious that our Florida operations may fall short of the national average.  In light of the prolonged economic downturn and high levels of competition impacting operations in our U.S. northeast business, we expect the U.S. northeast to trail average GDP growth in 2013.  Not unlike our Canadian operations, we continue to execute our market focused strategies in the U.S. to derive both price and volume growth and increase densification, productivity and internalization.  In addition, we continue to pass along operating cost increases where we can and we continue to pursue growth through strategic acquisition in these regions.

As noted in the Review of Operations section of this MD&A, we lost certain contracts in 2012 that have had, and will have, an impact in 2013.  The expected headwind to annual revenues in 2013 is approximately $37,400 and approximately $5,700 to annual EBITDA(A).  We anticipated that Sandy would also be a drag on 2013 revenues and EBITDA(A), comparatively, approximately $8,000 and $2,500, respectively.  However, we continued to receive Sandy related volumes in the first quarter of 2013.  Accordingly, we don’t anticipate any comparative impact from Sandy on revenues for the 2013 year, but expect a revised drag on EBITDA(A) of approximately $500 for 2013.  Readers are reminded that Sandy revenue and EBITDA(A) contributions remain a comparative headwind for the fourth quarter 2013 and  a first quarter 2014 headwind to revenues and EBITDA(A) of approximately $8,000 and $2,000, respectively.

SG&A

For the year ended December 31, 2012, SG&A expense benefited from lower LTIP and bonus costs.  The benefit was a function of changes to the LTIP plan and lower bonus and LTIP expenses resulting from the Company’s 2012 performance.  As a result, we expect lower 2012 LTIP and bonus expenses to be a 2013 headwind of approximately $7,800.  In addition, a further headwind from the restructuring of our LITP plan in 2012, which effectively required us to record LTIP expense in one-third increments through 2012 to 2014 in respect of the 2012 plan, 2013 to 2015 in respect of the 2013 plan and 2014 to 2016 in respect of the 2014 plan.  Accordingly, we expect 2013 SG&A expense to increase approximately $1,200 over 2012 recorded amounts and increase a further approximately $1,200 in 2014.  Therefore the aggregate 2013 SG&A expense headwind related to compensation is approximately $9,000.

Other

Calgary landfill

We continue to work through the regulatory and approvals process to establish a replacement site for our Calgary landfill.  We completed construction of a transfer station to accommodate both internal and external wastes that would have otherwise been destined for our Calgary site due to the expected delay between the closure of our existing site and the opening of a replacement site.  We anticipate incurring additional hauling costs to transport waste to our Coronation landfill or a third-party site and the annual impact could be as much as a C$18,300 reduction to EBITDA(A).  We expect the Calgary landfill to continue operations through June 2013 and expect a comparative decline in EBITDA(A) for 2013 of approximately C$11,200.  Please refer to our press release issued February 14, 2013, which outlines our assumptions and factors used in the development of our 2013 outlook and the factors readers should consider when using forward looking information.

Commodity pricing

Our revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include wood, plastics, aluminum and metals.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of an average basket of commodities results in an approximately $8,000 change to revenues and an approximately $0.04 change to net income per share on an annual basis.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and earnings in Canada.  We provided our guidance for 2013 assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) and net income will improve by amounts similar to those outlined above in the event of a strengthening U.S. dollar.

Interest on long-term debt

Intercompany notes issued between Progressive Waste Solutions Ltd. and its two primary operating subsidiaries currently bear interest at short-term rates of interest which are insufficient to cover the interest obligations payable by Progressive Waste Solutions Ltd. to its third party lenders.  We anticipate introducing longer term intercompany notes by the end of the second quarter.  And while there is no impact to interest on long-term debt as presented on a consolidated basis for Progressive Waste Solutions Ltd., the introduction of these longer term notes will impact the Company’s effective overall tax rate.  Please see the discussion below for additional details.

Taxation

In March 2010, the Minister of Finance of Canada announced that it intended to allow the deduction of property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  The Minister’s announcement requires enactment before we can record the benefit for accounting purposes due to the wind-up of the trust in 2009.  In October 2012, the Minister of Finance tabled a detailed Notice of Ways and Means Motion to implement outstanding technical tax amendments which addressed its announcement of intention dating back to March 2010.  If enacted, the benefit to us is expected to be in excess of C$3,000.

Our U.S. business continues to utilize carryforward losses available to it to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized as early as the second quarter of 2014.  However we expect to introduce longer term intercompany notes by the end of the second quarter this year, which we anticipate will preserve these carryforward losses until the end of 2014.  The rate of use of these carryforward losses is subject to the actual performance of our U.S. business and the rate borne on the longer term intercompany notes.  Once these carryforward losses are absorbed, current income tax expense will increase significantly.  The increase in current income tax expense in 2014 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  Based on our current business performance, we estimate current income tax expense will increase by approximately $50,000 to $55,000 annually.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors.  Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also eliminates exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and or draw availability under the consolidated facility to achieve this plan.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  If, however, we are required to repatriate some portion of our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc.  We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect this growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

We commenced the purchase of our common shares under the normal course issuer bid in 2011.  Based on the acquisitions we completed in 2012, it is our intention to be selective in the repurchase of our common stock in 2013 and focus on reducing our long-term debt borrowings.  Our intent to not aggressively repurchase common shares in 2013 is subject to various factors, including but not limited to, economic and market conditions, our share price, acquisition opportunities and our long-term debt levels, to name a few.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business steady state.  Over the long-term, we intend to apply a balanced approach to the use of these cash flows for strategic acquisitions, share repurchases, dividends and debt repayment.  In addition, it is our long-term goal to maintain a consolidated total debt to adjusted EBITDA(A) ratio in the range of 2.3 to 2.7 times.  We are in excess of our long-term target range of 2.7 which is due in large part to our acquisition activity in 2012.  We anticipate a return to our stated long-term range in the near to mid-term, but caution that acquisitions are lumpy which may influence the near term result of this ratio from time to time.  With our closing of the consolidated facility on October 24, 2012, we have, what we believe to be, an adequate source of liquidity in the mid-term.

Borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada.  Accordingly, if the economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the condensed consolidated statement of operations and comprehensive income or loss (“consolidated statement of operations and comprehensive income or loss”).  An increase in dividends paid or common share repurchases funded by IESI Corporation (“IESI”), an indirect wholly-owned subsidiary, or the inability of IESI to return capital, results in an increase in withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order for us to complete and structure the transaction.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company within our consolidated group of companies.  Accordingly, a per share dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets unamortized original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., Fred Weber and Choice Environmental.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent.  To fulfill our objective, we have entered into cash flow hedges specifically tied to a portion of our forecasted diesel fuel purchases.

In connection with our pre-existing U.S. facility, we had entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under that facility.  In connection with us entering into our consolidated facility, the requirement to swap a portion of variable rate debt to a fixed rate of interest was eliminated.  In conjunction with the repayment of our U.S. facility, effective October 24, 2012, the designation of interest rate swaps as cash flow hedges ceased and hedge accounting was discontinued.  This change resulted in a reclassification adjustment to earnings net of the related income tax effect in the fourth quarter of 2012.

On March 31, 2013, we designated certain commodity swaps as cash flow hedges.  For 2012, certain  interest rate swaps were also designated as a cash flow hedge.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges for 2013 and 2012 and their impact on other comprehensive income or loss, net of the related income tax effect.

	Three months ended
	March 31
	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, interest rate swaps	$—	$201
Other comprehensive income or loss, commodity swaps	(535)	520
Total other comprehensive income or loss, net of income tax	$(535)	$721

We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income or loss as diesel fuel is consumed.   The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $500 (December 31, 2012 - approximately $900).  The timing of actual amounts reclassified to net income is dependent on the future movement of diesel fuel prices.

Until October 24, 2012, we measured and recorded any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps were, and continue to be, settled quarterly.  Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk, related to cash and cash equivalents, is the fair value of these amounts recorded on the condensed consolidated balance sheet (“consolidated balance sheet”), approximately $30,200 (December 31, 2012 - approximately $29,900).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $235,200 (December 31, 2012 - $239,000).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  The recovery of amounts previously written-off is recorded to the provision.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet.  Accounts receivable considered impaired at March 31, 2013, are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $500 (December 31, 2012 - $500). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $9,800 (December 31, 2012 - $9,900).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available through our consolidated facility.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is specific to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources wherever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three months ended March 31, 2013, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we have two remaining foreign currency exchange agreements that we entered into in February and August 2012 which settle in April and July 2013.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which is our long-term debt facility.  Although the 2005 Seneca IRB Facility bears interest at fixed rates, it remains subject to interest rate risk on maturity or renegotiation.

Our consolidated facility and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, for a period consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the

Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes at each financial statement date using quotes for similar swaps from another financial institution.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from a financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  The two foreign currency exchange agreements outstanding at March 31, 2013 are for the exchange of between $4,000 and $4,300 quarterly.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in a decline of waste volumes generated, which decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During time of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our services, we haven’t been severely affected by downturns in the worldwide economy.  Our U.S. northeast operations have been impacted the most by the economic downturn, but we don’t believe that this region is not able to continue as a going concern.  As outlined in the Outlook - strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of waste from our collected waste streams, we remain committed to participating with the city of New York in their long-term waste plan and to optimizing this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and this is in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could restrict internalization and compromise our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business.  However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.  Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site.

Our long-term debt facilities existing at March 31, 2013 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our consolidated facility and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the consolidated facility contains a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with the terms of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide absolute assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps, commodity swaps or foreign currency exchange agreements.

Our consolidated facility is rated BBB- stable by S&P and BA1 stable by Moody’s.

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of March 31, 2013, we had total indebtedness of approximately $1,667,000.  Our degree of leverage could have important consequences, including:

•                  increasing our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends or share repurchases;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

Currently our consolidated leverage is higher than our long-term target range however, we don’t expect to be encumbered by it.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates - Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts, transfer station operation and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds or letters of credit.  As of  December 31, 2012, we had approximately $383,400 of bonds and approximately $183,800 of letters of credit issued.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy depends, in part, on our ability to:

•                 identify suitable businesses to buy;

•                  negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions contemplates certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  The lack of improvement in economic and competitive conditions in our U.S. northeast segment resulted in us recognizing a goodwill impairment charge in 2011.  We attribute a portion of the impairment charge to the results of our Winters Bros. acquisition which has been significantly impacted by the economic and competitive pressures in this segment.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are cognizant of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems in the time required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future.  Contracts that we re-bid and successfully retain may be won at lower pricing levels, but still provide acceptable returns.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not significantly less than the pace of loss.  Because contract wins and losses are subject to fluctuation, there may be periods or years when losses are more prevalent than gains and vice versa.  Our track record of organic growth has been positive and we expect this trend to continue over the mid-term period.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended  December 31, 2012, 57.1% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we face the most significant challenge, representing a combination of soft economic conditions coupled with resilient competition.  Accordingly, we have been burdened with increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the goal of preserving both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following thirteen states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland, Virginia and Illinois, as well as the District of Columbia.

We derived more than 14.8% of our revenue during 2012 and 13.8% of our revenue for 2011 from services provided in Texas, more than 14.1% of our revenue during 2012 and 14.8% of our revenue for 2011 from services provided in New York and more than 12.8% of our revenue from services provided in Florida during 2012 and 12.9% of our revenue for 2011.   Revenue from the province of Ontario represented 16.3% of total revenues in 2012 while the province of Quebec represented 9.4% of total revenues in 2012, and 16.5% and 8.4%, respectively in 2011.  Accordingly, economic downturns in Texas, New York, Florida, Ontario and Quebec, and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and can also impact the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry and lower the volumes of waste handled in our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  We actively participate in the local economies we operate in and are an active voice directed at various levels of government.  We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.2% of our consolidated revenue in 2012. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 2.2% of our consolidated revenue in 2012 and 2.7% of our consolidated revenue in 2011 to our municipal contracts with New York City.  New York City issued bids for two municipal contracts.  In February 2011 we responded to the bids and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term.  While the award is for the entire amount of the contract, we have lost certain volumes that were otherwise transferred to our landfills.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have made our proposals as requested by the City and await the City’s decision on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or not renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of  December 31, 2012, approximately 1,700, or 22.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2016 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to work through a mediation process, which if unsuccessful in reaching an agreement can result in union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and/or impose undue costs on us.  Our collective bargaining agreements are negotiated on a location by location basis.  Accordingly, we believe that any work stoppage, strike or labour dispute would not have a significant adverse impact on our operating results.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries  and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. to limit our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have typically been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts allow us to pass along increasing diesel fuel costs and the pass through of these costs has been most difficult in the U.S. northeast in light of current market conditions and competition.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited will, and does, allow us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process certain recyclable materials, such as OCC, paper, including newsprint, sorted office paper and mixed paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  We believe our sources of revenues are diversified, which limits our exposure to commodity price fluctuations.  However, commodity price fluctuations can be significant and can affect our reportable revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

Emerging extended producer responsibility (“EPR”) programs may impact our customer relationships and revenues

Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect our existing customer contracts.  EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved.  Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who will likely manage their EPR obligations through co-operative stewardship agencies.  Where EPR is implemented, these stewardship agencies will control the design and award of contracts for recycling collection, transfer and processing services.  Currently, these contracts are widely issued by many different municipal jurisdictions within a state or province.  Under EPR, the stewardship organization may choose to consolidate many of the contracts to realize economies of scale and associated efficiencies to reduce the cost of EPR obligations to their producer members.  We would seek to participate in and partner with stewardship organizations as a solution provider to the producer members.  However, there remains a risk that we may not be successful in securing these relationships.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success depends on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in impairment.  Any such charges could have a material adverse effect on our results of operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We do not have any indication that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•                  reducing waste at the source, including recycling and composting;

•                  prohibiting disposal of certain types of waste at landfills; and

•                  limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•                  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning,

composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•                  prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill certain of our cash expenditures for closure and post-closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change.  Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have an adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.  However, we remain confident that we have established and maintain adequate internal controls  over financial reporting and believe that our internal controls are effective.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S.  Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, the majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if the majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                 addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•      to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•      to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•      to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of our waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three months ended March 31, 2013, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material impact on its internal controls over financial reporting.

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Loss on extinguishment of debt — loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense.  All references to “Adjusted net income” are to adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income, Adjusted EBITA and adjusted net income are also presented below.

	Three months ended
	March 31
	2013	2012

Operating income	$59,174	$50,372
Transaction and related (recoveries) costs - SG&A	(565)	288
Fair value movements in stock options - SG&A(*)	(505)	1,644
Restricted share expense - SG&A(*)	265	734
Adjusted operating income or adjusted operating EBIT	58,369	53,038
Net gain on sale of capital assets	(617)	(384)
Amortization	71,299	63,654
Adjusted EBITDA	129,051	116,308
Amortization of capital and landfill assets	(55,939)	(50,726)
Adjusted EBITA	$73,112	$65,582

Net income	$29,341	$22,069
Transaction and related (recoveries) costs - SG&A	(565)	288
Fair value movements in stock options - SG&A(*)	(505)	1,644
Restricted share expense - SG&A(*)	265	734
Net gain on financial instruments	(2,265)	(545)
Other expenses	—	53
Net income tax expense or (recovery)	826	(177)
Adjusted net income	$27,097	$24,066

Note:

(*)Amounts exclude LTIP compensation.

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.